Exhibit 99.6

    ACE REPORTS ON ITS OPERATIONS WHICH INCLUDES A 46.3% INCREASE IN REVENUE
       IN ITS SECOND QUARTER AND A 20.2% INCREASE IN ITS REVENUE FOR THE
                               FIRST HALF OF 2007

VALLEY STREAM, NY - (Business Wire) - August 15, 2008

Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today the results for its second quarter and first half of June 30, 2008.



Three Months Ended June 30,                           2008           2007
                                                 ------------   ------------
Revenue                                            $2,049,867     $1,400,786
Cost of Revenue                                     1,578,235        960,074
                                                 ------------   ------------
Gross Profit                                          471,632        440,712
Selling, general & Administrative expenses            663,312        580,384
                                                 ------------   ------------
Loss from operations                                 (194,680)      (139,672)
                                                 ============   ============


Six months Ended June 30,                            2008           2007
                                                 ------------   ------------
Revenue                                            $3,226,050     $2,683,666
Cost of Revenues                                    2,388,694      1,825,598
                                                 ------------   ------------
Gross Profit                                          837,356        858,068
Selling, general & Administrative expenses          1,334,030      1,134,908
                                                 ------------   ------------
                  (Loss) from operations             (496,674)      (276,840)
                                                 ============   ============





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(A) The increases in revenues were through a collaborated effort with a major customer. Ace Marketing was able to create, administer and fulfill in house a large order which benefited over 3,500 members of a police organization. The order was responsible for approximately 37% of the 2008 second quarter revenue and over 23% of the 2008 six month revenues. We can provide no assurances that this large order will be recurring in future operating periods.


(B) Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold. Also, it is our practice to pass freight costs on to our customers. Reimbursement of freight costs which are included in revenues have lower profit margins than sales of our promotional products and has the effect of reducing our overall gross profit margin on sales of products, particularly on smaller orders. The second quarter and six month gross profit for 2008 was negatively impacted by reduced gross profit achieved in connection with the large order placed by members of a police organization.


                                       1

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(C) Selling, general, and administrative expenses were $666,312 in the second quarter of 2008 compared to $580,384 in the same three months of 2007. Such costs include payroll and related expenses, commissions, insurance, rents, professional, consulting and public awareness fees. The overall increase of $85,928 was primarily due to a $103,100 increase in stock based compensation. Selling, general, and administrative expenses were $1,334,030 in the first six months of 2008 compared to $1,134,908 in the same six months of 2007. Such costs include payroll and related expenses, commissions, insurance, rents, professional, consulting and public awareness fees. The overall increase of $199,122 was primarily due to a $220,678 increase in stock based compensation.


(D) Net loss was $194,680 in the second quarter of 2008 compared to a net loss of $139,672 for the same three months in 2007. The second quarter net loss for 2008 includes stock based payments (non-cash) of $128,683 as compared to $25,583 for the comparable period of 2007. No benefit for income taxes is provided for in 2008 and 2007 due to the full valuation allowance on the net deferred tax assets. Net loss from operations was $(496,674) in the first six months of 2008 compared to a net loss of $(276,840) for the same six months in 2007. The first six months net loss for 2008 includes stock based payments (non-cash) of $271,844 as compared to $51,166 for the comparable period of 2007. No benefit for income taxes is provided for in 2008 and 2007 due to the full valuation allowance on the net deferred tax assets.


ABOUT ACE MARKETING & PROMOTIONS INC.

Ace Marketing & Promotions Inc. (AMKT) www.acemarketing.net.
                                       --------------------

Ace Marketing & Promotions Inc., based in New York, is a full-service promotional marketing company offering a wide array of business solutions. Ace Marketing is a global leader in proximity marketing with proprietary Bluetooth and Wi-Fi integrated technology that establishes the benchmark for how multimedia messages are being delivered. Established in 1998, the Company has built a successful, scalable business platform capable of consolidating a portion of the promotional products industry.

For additional information, a copy of Ace's Form 10-Q can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995.
Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.

                                    CONTACT:
                        Ace Marketing & Promotions, Inc.
                    For Media Inquiries & Interviews Contact:
                            Acorn Management Partners
                        AMKT@acornmanagementpartners.com
                        --------------------------------
                              1-866-491-3739 Ext 13